DRAFT--12/3/96 2 P.M.


                                                    For Immediate Release

CONTACT: James T. Pastore
         202-546-6451
         Susan T. Backman
         303-231-0231

                             CRITEF mergers close


ROCKVILLE, MD, Dec. 4, 1996--(AMEX: CRA, CRB, CRL)-- The CRITEF partnerships today announced the closings of the mergers of CRITEF-I, CRITEF-II AND CRITEF-III with affiliates of Capital Apartment Properties, Inc. (CAPREIT) which were approved at special meetings of the partnerships on Nov. 27.

In the mergers, holders of CRITEF BACs will receive a total of approximately $166 million in cash for their interests. CRITEF-I BAC holders will receive $15.42 per BAC, CRITEF-II BAC holders will receive $15.11 per BAC and CRITEF-III BAC holders will receive $15.73 per BAC.

Record holders will receive instructions on how to redeem their BACs from the redemption agent. In order to receive the redemption proceeds, record holders must send their original certificates plus the required letters of transmittal to the redemption agent. Street name investors need take no action to redeem their BACs, they will receive their shares of the merger proceeds through their brokerage accounts.

There are two CRITEF partnerships with three series of securities that trade on the American Stock Exchange. At the closing the interests of all BAC holders were cancelled and the partnerships will be de-listed immediately.

One partnership is:

-- Capital Realty Investors Tax Exempt Fund Limited Partnership, Series I
   (CRITEF-I)(AMEX:CRA);
-- Capital Realty Investors Tax Exempt Fund Limited Partnership, Series II
   (CRITEF-II)(AMEX:CRB).

The second partnership is:

-- Capital Realty Investors Tax Exempt Fund III Limited Partnership
   (CRITEF-III)(AMEX:CRL).

CAPREIT, based in Rockville, Maryland, is a self-managed private real estate investment trust. CAPREIT owns 30 multifamily communities containing 7,512 units located in 10 states. In addition, CAPREIT manages another 39 apartment commnities (including 14 of the CRITEF communities) for third-party owners. The largest investor in CAPREIT is Apollo Real Estate Investment Fund, L.P.

                                     # # #